UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period May 2005	File No. __0-50582__

Fronteer Development Group Inc.

(Name of Registrant)

1640 – 1066 West Hastings St., Vancouver, British Columbia  CANADA V6E 3X2

(Address of principal executive offices)

1.

News Release dated May 12, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.         FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTEER DEVELOPMENT GROUP INC.

(Registrant)

Dated: May 12, 2005	Signed: /s/ Sean Tetzlaff
Sean Tetzlaff CFO and Corporate Secretary

NEWS RELEASE 05-12                                                                                                                                  May 12, 2005

FRONTEER EXPANDS GOLD POTENTIAL AT AGI DAGI –

INTERSECTS 12.37 G/T GOLD OVER 8.40 METRES

Fronteer (FRG–TSX FTDGF-OTC) announced today that the current drill program has intersected a new zone of high grade gold mineralization at the Agi Dagi gold project in western Turkey. The first set of 2005 assays from the Deli gold zone returned 4.36 g/t gold over 39.0 metres including 12.37 g/t gold over 8.4 metres in hole AD-118.

Other recent results from the Deli zone are:

•

1.08 g/t gold over 50.7 metres including 2.23 g/t gold over 15.0 metres in hole AD-114, and

•

1.19 g/t gold over 46.4 metres including 2.45 g/t gold over 19.5 metres in hole AD-116.

Please see the table below for detailed results. For a map of the drill hole locations, please use the following URL: http://www.fronteergroup.com/i/IR/Deli05-12.jpg

The gold interval in AD-118 may represent a high grade feeder zone for the largely tabular and horizontal gold mineralization found throughout the Deli Zone. Fronteer will be planning additional step out drilling in the vicinity of AD-118 to determine the size, extent, and orientation of this high grade structure. The location of hole AD-118, on the western edge of the Deli zone, leaves significant room for the expansion of the zone for several hundred metres to the west and southwest.

This set of holes is the first of eight designed to test the Deli gold zone which Fronteer discovered in 2004. The holes were drilled on 50 metre spaced centres and are oriented at -60 degrees to the southeast.  The main gold zone intersected in holes AD-114 and AD-116 is interpreted to be dipping shallowly to the west, with true widths estimated to be 90% of intersected widths.

An ongoing 8,000 metre drill program will also focus on expanding the Deli gold zone, as well as testing target areas on the southern half of the property. Fronteer anticipates completing the current program by September 2005 with the goal of advancing the Agi Dagi project to the resource definition stage by year end.

The Agi Dagi Property is one of two large gold properties in western Turkey that are under option to Fronteer from Teck Cominco Arama ve Madencilik Sanayi Ticaret A.S.  The other property is called Kirazli, which is currently being advanced through a 6,000 metre drilling program.

The Company also has four exploration crews working in Chiapas, Mexico advancing twelve, 100% Fronteer owned gold projects.

In addition, Fronteer has an outstanding uranium portfolio in Labrador, with both historical resources and a series of untested near surface bulk tonnage targets.  An exploration program is scheduled to commence in Labrador in June.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO

Rick Valenta, VP Exploration & COO

Dan McIntyre, Corporate Communications

(PH) 604-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Mr. Ian Cunningham-Dunlop P.Geo, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data.  All samples were analyzed by ALS Chemex, North Vancouver, BC, using ICP-AES and fire assay.

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve that involve various degrees of risk. The following are important factors that could cause Fronteer’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.